Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Financial Statements

December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

April 12, 2006

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain a summary prepared by management reconciling significant differences between Canadian and U.S. GAAP as they affect these financial statements. The financial statements contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the standards of the Public Accounting Oversight Board (United States), and their report follows.

(signed) Jeannine P.M. Webb

(signed) John S. Brock

Jeannine P.M. Webb

John S. Brock

Chief Financial Officer

President

Independent Auditors’ Report

To the Shareholders of

Canadian Empire Exploration Corp.

We have audited the consolidated balance sheets of Canadian Empire Exploration Corp. as at December 31, 2005 and 2004 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended
December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 12, 2006

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 12, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, Canada

April 12, 2006

Canadian Empire Exploration Corp.

 (an exploration stage company)

Consolidated Balance Sheets

As at December 31, 2005 and 2004

(expressed in Canadian dollars)

	2005 $	2004 $

Assets

Current assets
Cash and cash equivalents	17,450	451,514
Accounts receivable	3,330	44,411

	20,780	495,925

Reclamation deposits (note 3)	11,300	11,300

Resource assets (note 4)	-	944,932

	32,080	1,452,157

Liabilities

Current liabilities
Accounts payable and accrued liabilities	203,060	201,631
Due to management company (note 7)	120,534	50,612

	323,594	252,243

Shareholders’ Deficiency

Capital stock (note 5)
Authorized
250,000,000 common shares without par value

Issued
36,364,366 common shares outstanding	21,811,752	21,403,422

Shares allotted but not issued (note 5)	-	525,000

Contributed surplus (notes 5 and 6)	438,591	348,025

Deficit	(22,541,857)	(21,076,533)

	(291,514)	1,199,914

	32,080	1,452,157

Nature of operations and going concern (note 1)

Subsequent events (note 10)

Approved by the Board of Directors

(signed) R.E. Gordon Davis   Director         (signed) John S. Brock  Director

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

Administration expenses
Audit and related services	28,199	28,717	35,458
Bank charges	553	503	1,178
Tax penalty on flow-through shares renounced	8,044	30,106	14,309
Consulting	4,751	3,750	7,250
Insurance	12,958	3,052	2,873
Interest on promissory note (note 7)	-	-	412
Legal	14,155	41,134	16,046
Loss on foreign exchange	-	786	2,475
Management and administrative services	21,756	51,756	67,521
Office operations and facilities	35,462	41,403	58,745
Shareholder communication	7,246	19,991	44,201
Transfer agent and filing fees	43,069	39,911	43,064

	176,193	261,109	293,532

Other expenses (income)
Interest income	(27)	(14,212)	(9,144)
Expenses recovered	-	-	(1,337)
Other income	-	(11,165)	-
Gain on disposal of investment	-	(670)	-
Government grant recovery	-	(20,000)	-
Stock option compensation (note 6)	89,788	137,732	145,509
Write-off of exploration expenditures (note 4)	1,197,316	2,680	1,475,505
Write-off of property acquisition costs (note 4)	117,089	-	113,814
General exploration expenditures	4,385	100,026	78,800

	1,408,551	194,391	1,803,147

Loss for the year before income taxes	1,584,744	455,500	2,096,679

Future income tax recovery (note 8)	(119,420)	-	-

Loss for the year	1,465,324	455,500	2,096,679

Deficit - Beginning of year	21,076,533	20,621,033	18,524,354

Deficit - End of year	22,541,857	21,076,533	20,621,033

Basic and diluted loss per common share	0.04	0.02	0.12

Weighted average number of common shares outstanding	36,333,530	28,922,009	17,964,336

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

Exploration and mineral property expenditures
Accommodation	12,991	13,295	32,260
Assay and geochemical analysis	41,975	38,379	12,918
Consulting	55,550	144,411	31,563
Drilling	-	386,984	110,483
Environmental and permitting	11,436	4,500	-
Expediting	163	932	6,422
Field supplies	5,470	19,602	9,421
Fuel	-	732	14,810
Maps, printing and drafting	11,170	7,813	5,053
Project management fees	27,064	71,739	52,041
Property acquisition costs	8,789	108,300	22,555
Salaries and wages	74,244	128,493	212,663
Surveys	-	-	48,302
Transportation	125,006	121,130	100,976
Trenching and roads	-	1,328	-

	373,858	1,047,638	659,467

Write-off of exploration expenditures	(1,197,316)	(2,680)	(1,475,505)
Write-off of property acquisition costs	(117,089)	-	(113,814)
General exploration expenditures	(4,385)	(100,026)	(78,800)

	(1,318,790)	(102,706)	(1,668,119)

(Decrease) increase in deferred exploration and mineral property expenditures	(944,932)	944,932	(1,008,652)

Balance - Beginning of year	944,932	-	1,008,652

Balance - End of year (note 4)	-	944,932	-

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

	2005 $	2004 $	2003 $

Cash flows from operating activities
Loss for the year	(1,465,324)	(455,500)	(2,096,679)
Items not affecting cash
Stock option compensation	89,788	137,732	145,509
Write-off of exploration expenditures	1,197,316	2,680	1,475,505
Write-off of property acquisition costs	117,089	-	113,814
Future income tax recovery	(119,420)	-	-

	(180,551)	(315,088)	(361,851)
Changes in non-cash working capital items
Decrease (increase) in accounts receivable	41,081	(35,133)	60,292
Increase in current liabilities	71,351	13,047	52,989

	(68,119)	(337,174)	(248,570)

Cash flows from financing activities
Issue of common shares	-	123,700	1,266,000
Funds received for shares allotted but not issued	-	525,000	-
Share issue costs	-	(42)	(89,856)

	-	648,658	1,176,144

Cash flows from investing activities
Property acquisition costs	(5,260)	(86,000)	(22,555)
Deposit for reclamation bonds	-	(1,700)	(9,600)
Exploration expenditures	(360,685)	(839,312)	(558,112)

	(365,945)	(927,012)	(590,267)

(Decrease) increase in cash and cash equivalents	(434,064)	(615,528)	337,307

Cash and cash equivalents - Beginning of year	451,514	1,067,042	729,735

Cash and cash equivalents - End of year (note 1)	17,450	451,514	1,067,042

Supplemental cash flow information

Non-cash operating and financing activities
Issue of shares for share issue costs	8,503	-	6,300
Issue of shares for mineral property costs	3,529	22,300	-

	12,032	22,300	6,300

The accompanying notes are an integral part of these consolidated financial statements.

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Nature of operations and going concern

Canadian Empire Exploration Corp. (the company) is in the business of acquiring and exploring mineral properties.

The company has not yet determined whether any properties held contain mineral deposits that are economically recoverable. The recoverability of any amounts shown for resource assets is dependent upon the existence of economically recoverable mineral deposits, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

As at December 31, 2005, the company had cash and cash equivalents of $17,450 (2004 - $451,514), of which $nil (2004 - $342,964) is restricted to flow-through expenditures on Canadian mineral properties; an unrestricted working capital deficiency of $302,814 (2004 - $99,282); a shareholder deficiency of $291,514 (2004 - equity of $1,199,914); and had relinquished all of its previous interests in resource assets.

The company’s ability to continue operations and exploration activities is dependent on management’s ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern. The company is currently dependent on advances from related parties to be able to meet liabilities in the short-term.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

Significant accounting policies

Variable interest entities

Effective January 1, 2005, the company has adopted the new Accounting Guideline 15 (AcG-15) “Consolidation of Variable Interest Entities”. This new standard establishes when a company should consolidate a variable interest entity in its financial statements. Adoption of this guideline resulted in no impact on the results or financial position of the company.

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Note 9 reconciles measurement differences between Canadian and U.S. GAAP.

(1)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico and are currently inactive.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, stock-based compensation and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition.

Resource assets

The company records its interests in mineral properties and areas of geological interest at cost less option payments received and other recoveries. Exploration and development costs and royalties relating to these interests and projects are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold allowed to lapse or become impaired. The company expenses all administration costs incurred during the year. Management of the company reviews the net carrying value of resource assets when events or changes in circumstances indicate that the carrying amount may not be recoverable.

On a quarterly basis, senior management reviews the carrying value of deferred mineral property acquisition and exploration expenditures to assess whether there has been any impairment in value. In the event that mineral deposits are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down to fair value or written off, as appropriate.

Although management has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company’s title. Property title may be subject to unregistered prior agreements and be in non-compliance with regulatory requirements.

(2)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Mineral property option agreements

Option payments are made at the discretion of the optionee and, accordingly, are accounted for when received. Option payments received will be treated as a reduction of the carrying value of the related mineral property and deferred costs until the company’s costs are recovered. Option payments received in excess of costs incurred will be credited to income.

Income taxes

Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in loss for the year.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Basic and diluted loss per share are the same, as the effect of exercise of share options and warrants would be anti-dilutive.

Stock-based compensation

The company applies the fair value method of accounting for stock options granted to directors, officers and employees. Consideration received on exercise of stock options is credited to capital stock.

Financial instruments

Accounts receivable, accounts payable and accrued liabilities and amounts due to management company are reported at amounts paid or recovered which are reasonable estimates of fair value due to the relatively short period to maturity.

Reclamation deposits

During 2004, $11,300 was pledged to the British Columbia Ministry of Energy and Mines as security for the potential reclamation costs of the Silver Hope Property.

(3)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Resource assets

	2005 $	2004 $

Atikokan West	-	403,238
Silver Hope	-	379,406
McBride	-	89,718
Barrington	-	72,570

	-	944,932

a)

Atikokan West property

During 2004, the company acquired the right to earn an 80% interest in the Atikokan West property by making staged exploration expenditures in the aggregate amount of $1,000,000 by December 31, 2008 and then maintaining that interest by funding ongoing exploration through pre-feasibility. Prior to December 31, 2005, the company relinquished the Atikokan West property and wrote off $403,322 of deferred exploration expenditures.

b)

Silver Hope property

During 2004, the company entered into an agreement to earn 65% interest in the Silver Hope property by making cash payments of $315,000 (paid) and common share payments of 1,000,000 common shares (200,000 shares issued at a fair value of $19,000 prior to December 31, 2004) by December 31, 2008 and completing $5.0 million in exploration expenditures by December 31, 2009. Prior to December 31, 2005, the company relinquished the Silver Hope property and wrote off $96,421 of property acquisition costs and $335,379 of deferred exploration expenditures.

c)

McBride property

During 2004, the company entered into a grubstake agreement with two prospectors. Pursuant to the grubstake agreement, in 2005 the company entered into agreement to earn an initial 90% interest in the McBride property by spending $1,000,000 million in exploration costs on the property, making staged cash payments totalling $140,000 and issuing in stages a total of 250,000 units by December 31, 2008 to the prospectors. Each unit will comprise one common share and one 12-month warrant, priced in accordance with market at the time of issuance, allowing for the acquisition of one common share. During 2005, the company issued 50,000 units for value of $2,750 in respect of the shares and $778 in respect of the warrants. Prior to December 31, 2005, the company relinquished the McBride property and wrote off $6,157 of property acquisition costs and $382,135 of deferred exploration costs.

d)

Barrington property

During 2004, the company entered into an option agreement to earn a 100% interest in the Barrington property by making staged cash payments totalling $150,000 (paid), issuing in stages 250,000 common

(4)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

shares (50,000 issued at fair value of $3,000), and completing exploration expenditures of $500,000 on or before June 1, 2008. Pursuant to a separate agreement, the company paid a finder’s fee of $1,000 and issued 5,000 common shares at a fair value of $300, to an arm’s-length individual. These amounts have been treated as acquisition costs. Prior to December 31, 2005, the company relinquished the Barrington property and wrote off property acquisition costs of $14,500 and deferred exploration costs of $64,130.

e)

During 2002, the company entered into agreements to acquire or earn interests in the Hemlo West, Amos, Yukon Olympic, Big Bulk and VMS properties. The company relinquished all of its interests in these properties in 2004, and in 2005, wrote off additional deferred exploration expenditures of $12,351 (2004 - deferred exploration expenditures of $2,680).

Capital stock

Authorized

250,000,000 common shares without par value

Issued and outstanding

	Number of shares	Amount $

December 31, 2002	15,841,086	19,835,320
For cash
Private placement	11,750,000	1,266,000
On conversion of special warrants	820,000	246,000
For share issue costs	63,000	6,300
Less: Share issue costs	-	(96,156)

December 31, 2003	28,474,086	21,257,464
For cash
On exercise of warrants	415,250	123,700
For mineral properties	255,000	22,300
Less: Share issue costs	-	(42)

December 31, 2004	29,144,336	21,403,422
For cash	7,000,000	525,000
For mineral properties	50,000	2,750
For share issuance costs	170,030	8,503
Less: Share issue costs	-	(8,503)
Future income tax effect of flow-through shares (note 8)	-	(119,420)

December 31, 2005	36,364,366	21,811,752

(5)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

a)

During 2005:

i)

the company issued 3,500,000 common shares and 3,500,000 flow-through common shares, and 170,030 common shares in payment of finders’ fees, in connection with a private placement for which funds of $525,000 were received during 2004.

ii)

the company issued, in connection with the McBride Property, a total of 50,000 common shares at fair value of $2,750, as well as warrants allowing for the purchase of up to 50,000 common shares at $0.055 per common share until May 17, 2006. The warrants were valued at $778.

b)

During 2004:

i)

The company issued 415,250 common shares on the exercise of 420,500 warrants for proceeds of $123,700, of which 3,500 common shares were issued in relation to flow-through warrants for proceeds of $525, and 410,000 common shares were issued in relation to an agreement with Teck Cominco Limited (Teck Cominco) for proceeds of $123,000.

ii)

The company received, in connection with a private placement, gross proceeds of $525,000, of which $350,000 were flow-through funds. The shares were issued in 2005.

iii)

In connection with the Barrington property, the company issued 50,000 common shares to the vendor at a fair value of $3,000 and 5,000 common shares to a finder at a fair value of $300.

iv)

In connection with the Silver Hope property, the company issued 200,000 common shares to the vendor at a fair value of $19,000.

c)

During 2003:

i)

In connection with an agreement with Teck Cominco, the company issued 820,000 special warrants for funds in the amount of $246,000 received in 2002. The special warrants were converted to 820,000 units, with each unit comprising one common share in the capital of the company and one share purchase warrant entitling the holder to acquire one common share in the capital of the company at $0.30 per share until December 13, 2004. Warrants allowing for the purchase of up to 410,000 common shares were exercised during 2004 and the remainder expired unexercised.

ii)

In connection with private placements, the company issued shares and warrants as follows:

Number of flow- through shares	Number of non-flow- through shares	Total shares	Price per share $	Total $	Number of non-flow- through warrants

6,244,000	2,186,000	8,430,000	0.10	843,000	2,186,000
2,500,000	-	2,500,000	0.12	300,000	-
-	820,000	820,000	0.15	123,000	820,000

8,744,000	3,006,000	11,750,000		1,266,000	3,006,000

(6)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

In respect of the above private placements, the company also issued to agents who introduced arm’s-length purchasers to the company 63,000 units, each unit comprising one common share and one share purchase warrant, with two share purchase warrants entitling the holder to acquire one common share at $0.10 per share until September 14, 2004 (3,500 warrants exercised during 2004); and 348,000 warrants, each warrant entitling the holder to acquire one common share at $0.14 per share until October 12, 2004. All of the remaining warrants expired unexercised.

iii)

In connection with financing completed in 2002, the company amended the terms of warrants as follows:

•

the expiry date of 1,500,000 warrants allowing for the purchase of 1,500,000 shares at $0.15 per share was extended from May 23, 2003 to May 22, 2004. All of the warrants expired unexercised.

•

the expiry date of 1,080,000 agents’ warrants allowing for the purchase of 1,080,000 shares at $0.35 per share was extended from June 18, 2003 to June 18, 2004. All of the warrants expired unexercised.

•

the exercise price of 4,050,000 warrants allowing for the purchase of 2,025,000 shares was amended from $0.35 per share to $0.15 per share and the expiry date was extended from June 18, 2003 to June 18, 2004. Of these, 3,500 shares were issued on exercised of warrants during 2004 and the remainder expired unexercised.

Shareholder rights plan

The company has in place a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholder, other than the Bidder, to purchase for $30, common shares of the company having a market value of $60.

Stock option and warrant  information

Stock options

In 2002, the company adopted a stock option plan (the Plan) as amended authorizing the granting of stock options to qualified optionees to purchase a total of up to 7,262,873 common shares of the company.

(7)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Under the terms of the Plan, the term of stock options granted may not exceed five years following the date of grant, and the stock options must vest for a period of not less than 18 months from the date of grant, to be released and available for exercise at a rate of 25% of the number of options at the beginning of the first quarter commencing on the date of grant and at a rate of 12.5% at the beginning of each quarter thereafter.

The company applies the fair value method of accounting for stock options and, accordingly, the fair value of the vested portion of stock options granted in 2003 of $145,509, in 2004 of $137,732 and in 2005 of $89,788 has been included in administrative expenses.

Common shares under option are as follows:

	Number of shares	Weighted average price $

Outstanding at December 31, 2003	1,680,000	0.15

Granted during the year	2,458,000	0.10
Expired during the year	(215,000)	0.15

Outstanding at December 31, 2004 and 2005	3,923,000	0.12

Stock options outstanding and exercisable at December 31, 2005 are as follows:

Number of shares outstanding	Number of shares exercisable	Exercise price $	Expiry date

100,000	100,000	0.15	August 21, 2008
1,365,000	1,365,000	0.15	January 3, 2008
2,458,000	2,150,750	0.10	September 17, 2009

3,923,000	3,615,750

The fair value of stock options granted in 2003 and 2004 was estimated at the grant date based on the Black-Scholes option pricing model, using the following assumptions:

	2004	2003

Expected dividend yield	nil	nil
Average risk-free interest rate	4.0%	3.25% - 4.9%
Expected life	5 years	5 years
Expected volatility	114%	94% - 171%

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and

(8)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s stock options.

Warrants

The changes in warrants outstanding are as follows:

	Number of warrants	Number of shares issuable on exercise of warrants	Weighted average exercise price per share $

Outstanding at December 31, 2002	9,915,903	6,540,903	0.28

Issued during the year	4,237,000	3,750,500	0.17
Expired during the year	(2,985,903)	(1,635,903)	0.31

Outstanding at December 31, 2003	11,167,000	8,655,500	0.19

Expired during the year	(9,926,500)	(7,420,250)	0.18
Exercised during the year	(420,500)	(415,250)	0.30

Outstanding at December 31, 2004	820,000	820,000	0.15

Expired during the year	(820,000)	(820,000)	0.15
Granted during the year	50,000	50,000	0.55

Outstanding at December 31, 2005	50,000	50,000	0.55

At December 31, 2005, there were 50,000 warrants outstanding and exercisable into 50,000 common shares at $0.55 per share until May 17, 2006.

Contributed surplus continuity

	2005 $	2004 $	2003 $

Opening balance	348,025	210,293	64,784

Stock-based compensation expense	89,788	137,732	145,509
Fair value of warrants issued	778	-	-

Ending balance	438,591	348,025	210,293

(9)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Related party transactions

John S. Brock Limited

During 2003, the company was advanced $30,000 by John S Brock Limited, a company owned by John S. Brock, the CEO and President of the company and Wayne J. Roberts, the Vice-President, Exploration of the company, and was charged interest in the amount of $412. During 2003, the interest was paid, and the principal was repaid in 2004.

Badger & Co. Management Corp.

During the year ended December 31, 2005, the company was charged $53,388 (2004 - $64,686; 2003- $91,675) for office operations and facilities, $37,935 (2004 - $110,647; 2003- $154,082) for professional services, and $30,379 (2004 - $90,414; 2003- $140,729) for exploration salaries and wages and project management fees, by Badger & Co. Management Corp., a company owned by three of the directors or officers of the company. At December 31, 2005, the company owed $120,534 (2004 - $50,612) to Badger & Co. Management Corp.

Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company’s effective income tax expense is as follows:

	2005 $	2004 $	2003 $

Income tax recovery at statutory rates	(552,600)	(162,158)	(788,771)
Increase in taxes from
Increase in valuation allowance	401,871	113,125	734,030
Non-deductible expenses	31,309	49,033	54,741

Future income tax recovery	(119,420)	-	-

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Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Under the provisions of CICA EIC 146, in respect of flow-through shares, a future income tax liability must be recognized, and shareholders’ equity reduced, on the date that the company renounces the tax credits associated with flow-through expenditures, provided that there is reasonable assurance that the expenditures will be made.

Where the company has unrecognized future tax assets and the taxable temporary differences relating to the flow-through shares are expected to reverse during the loss carryforward period, these tax assets can be applied against the full taxable temporary difference. The recognition of the benefits results in a future income tax recovery.

The components of future tax assets are as follows:

	2005 $	2004 $

Resource assets	431,015	129,214
Non-capital loss carry-forwards	760,911	961,021
Capital loss carry-forward	1,952,307	1,809,726

	3,144,233	2,899,961
Less: Valuation allowance	(3,144,233)	(2,899,961)

Future income tax asset	-	-

At December 31, 2005, the company had approximately $2,230,000 of losses available for carry-forward. The loss carry-forwards can be offset against income for Canadian income tax purposes in future years and expire as follows:

$

2006	511,000
2007	408,000
2008	263,000
2009	489,000
2010	386,000
2011	-
2012	-
2013	-
2014	100,000
2015	73,000

2,230,000

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Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

Differences between Canadian and U.S. generally accepted accounting principles

The company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an effect on these financial statements are as follows:

a)

Mineral property exploration expenditures

For U.S. GAAP purposes, the company expenses as incurred exploration and acquisition expenditures relating to mineral properties.

b)

Flow-through shares

During 2004, the company allotted by way of private placement 3,500,000 flow-through common shares at $0.10 and received a premium to market on this allotment of $70,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes, Statement of Financial Accounting Standards (SFAS) 109, “Accounting for Income Taxes” (SFAS 109), requires the proceeds to be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

In 2005, for Canadian GAAP purposes, the company recorded a future income tax recovery of $119,420 and a corresponding reduction of share capital in respect of the 2004 flow-through share financing for which the costs were renounced in 2005. Under U.S. GAAP, the renunciation and recognition of unrecognized future tax assets result in offsetting charges and recoveries do not impact earnings.

c)

For U.S. GAAP cash flow statement purposes:

i)

exploration expenditures would be shown under operating activities rather than under investing activities

ii)

restricted flow-through funding would not be included in the cash and cash equivalents balance.

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Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

d)

If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2005 $	2004 $

Resource assets - under Canadian GAAP	-	944,932
Exploration expenditures (a)	-	(944,932)

Resource assets - under U.S. GAAP	-	-

Future income tax liability - under Canadian GAAP	-	-
Flow-through premium (b)	-	70,000

Future income tax liability - under U.S. GAAP	-	70,000

Deficit - under Canadian GAAP	(22,541,857)	(21,076,533)
Exploration expenditures (a)	-	(944,932)
Future income tax (b)	(49,420)	-

Deficit - under U.S. GAAP	(22,591,277)	(22,021,465)

In addition, the impact on the consolidated statements of loss would be as follows:

	2005 $	2004 $	2003 $

Loss for the year - under Canadian GAAP	(1,465,324)	(455,500)	(2,096,679)
Exploration expenditures - net of write-downs	944,932	(944,932)	1,008,652
Future income tax expense	(49,420)	-	-

Loss for the year - under U.S. GAAP	(569,812)	(1,400,432)	(1,088,027)

Loss per common share - under U.S. GAAP	(0.01)	(0.05)	(0.06)

Recent U.S. Accounting pronouncements

a)

Accounting changes and error corrections

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections - a replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application of voluntary changes in accounting principles, unless it is impracticable. Under existing U.S. GAAP, a new principle is not applied to prior periods, rather, the cumulative effect of the change is recognized in earnings in the period of the change. SFAS 154 also carries forward without change the guidance from APB 20 for reporting the correction of an error in previously issued financial statements and the accounting for changes in estimates. This statement is effective for accounting changes and corrections made in fiscal periods beginning after December 15, 2005.

(13)

Canadian Empire Exploration Corp.

(an exploration stage company)

Notes to the Consolidated Financial Statements

For the years ended December 31, 2005, 2004 and 2003

(expressed in Canadian dollars)

b)

Financial instruments

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The company is currently reviewing the impact of these new standards. These standards are as follows:

i)

Financial instruments - Recognition and measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instrument gains and losses are to be presented.

ii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

iii)

Comprehensive income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income, which is currently reported under U.S. GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.

Subsequent events

On February 2, 2006, the company arranged, subject to regulatory approval, the private placement of $150,000 principal amount convertible Promissory Note with John S. Brock Limited. The Promissory Note is unsecured, bears interest at 6% per annum and is due on demand. The principal amount of the Note is convertible at the holder’s option into common shares of the company, for a maximum of five years, on the basis of one common share for every $0.165 of principal amount converted during the first two years; thereafter, the conversion rate increases 10% per year over the previous year’s conversion rate.

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